VOTORANTIM S.A. SIGNS AGREEMENT TO SELL CONTROLLING STAKE IN NEXA RESOURCES TO BOLIDEN

Luxembourg, August 27, 2026 - Nexa Resources S.A. (“Nexa” or the “Company”) (NYSE: NEXA) announces that Votorantim S.A. (“Votorantim” or “VSA”) has entered into a definitive agreement with Boliden AB (“Boliden”) for the sale of its controlling stake in Nexa. Upon completion, and subject to the applicable corporate and regulatory approvals, control of the Company will be transferred to Boliden.

Under the terms of the agreement, Votorantim will transfer its Nexa shares to Boliden through a share-for-share exchange, receiving 0.250 newly issued Boliden common shares for each Nexa common share. Upon completion, Boliden is expected to hold 64.68% of Nexa’s total shares and voting rights, becoming the Company’s controlling shareholder, and Votorantim is expected to hold approximately 7% of Boliden’s total shares and voting rights. Votorantim will have the right to propose one representative for election to Boliden’s Board of Directors, subject to the terms of the transaction agreement and receipt of the required Swedish Foreign Direct Investment approval.

Completion of the transaction is expected to occur during the first quarter of 2027, subject to the satisfaction of customary conditions precedent, including approval by Boliden’s shareholders, approval by Nexa’s shareholders of a new Board of Directors, and receipt of regulatory approvals.

Concurrently with the signing of the transaction agreement between Votorantim and Boliden, Nexa entered into separate agreements with Boliden, pursuant to which (i) Boliden agreed to, subject to the closing of the transaction with VSA, commence a voluntary tender offer (“VTO”) to purchase for cash all remaining Nexa shares held by minority shareholders within thirty (30) days of closing, at a price per share determined by reference to the same 0.250 exchange ratio and the volume weighted average trading price of Boliden’s shares on Nasdaq Stockholm over the twenty (20) consecutive trading days prior to the closing of the Votorantim transaction; and (ii) Nexa agreed to cooperate with the completion of the transaction and granted Boliden certain governance and registration rights effective upon closing. In addition, Boliden has agreed that, subject to certain exceptions, for a period of three years following closing, any additional acquisitions of Nexa shares, or the facilitation of a change of control transaction involving Nexa, will require the consent of an independent and disinterested committee of Nexa’s Board of Directors.

Following completion of the transaction, Boliden will also commence mandatory tender offers (“MTO”) for the remaining shares of certain of Nexa's subsidiaries listed in Peru, as required under applicable Peruvian regulations. The price offered in the MTO will be determined in accordance with applicable Peruvian regulations. Boliden expects these offers to commence within six months of closing.

Also following the closing of the transaction, Nexa will continue to exist as a separate legal entity organized under the laws of Luxembourg, is expected to remain listed on the New York Stock Exchange, and to continue to report under the U.S. Securities Exchange Act of 1934. Boliden has indicated that it will exercise its control over Nexa through Nexa’s Board of Directors, which following closing is currently expected to comprise seven directors, four of whom would be affiliated with Boliden, and expects Nexa’s existing management team to remain in place. Boliden has indicated that Nexa will be operated and reported as a separate business.

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“We are pleased to announce the proposed transaction with Boliden and the opportunity to become part of a company with a long-standing track record of excellence and expertise in mining and smelting. This represents an exciting opportunity for Nexa to work alongside a global mining and metals group with highly complementary operations. As we move through this process, our focus remains on operating our assets in Brazil and Peru to the highest standards, prioritizing safety, operational excellence, sustainability, innovation, and responsible production. We look forward to working together to continue building a strong company, guided by our shared commitments and a focus on long-term value creation,” said Ignacio Rosado, CEO of Nexa.

In order to assist the Company with the Transaction, Nexa Resources engaged Goldman Sachs to act as its financial advisor, Cleary Gottlieb Steen & Hamilton LLP as legal counsel, and Machado, Meyer, Sendacz e Opice Advogados, Elvinger Hoss Prussen, and Rebaza, Alcázar & De Las Casas as respective Brazilian, Luxembourg and Peruvian counsels.

About Boliden

Boliden is a Swedish metals company with operations in Europe, committed to providing metals essential for the transition to a sustainable society. Guided by its values of care, courage, and responsibility, Boliden operates across exploration, mining, smelting, and recycling. Boliden has approximately 8,000 employees and annual revenues of approximately SEK 90 billion, and its shares are listed in the Large Cap segment of Nasdaq Stockholm.

About Votorantim S.A.

With more than 100 years of history, Votorantim is a permanently capitalized investment holding company with a long-term global investment approach. It operates across 19 countries through a diversified portfolio of leading companies in sectors including building materials, banking, renewable energy, infrastructure, base metals, agribusiness, long steel, real estate, investments, environmental services and consumer healthcare. Notably, Votorantim is one of the few Brazilian companies to hold investment-grade ratings from all three leading credit rating agencies.

About Nexa

Nexa is a large-scale, low-cost, integrated polymetallic producer, with zinc as our main product. We have over 65 years of experience developing and operating mining and smelting assets in Latin America. We currently own and operate five polymetallic mines – four long-life underground (two in the Central Andes region of Peru and two in Brazil, in the states of Minas Gerais and Mato Grosso) and one open-pit mine in the Central Andes region of Peru. We also own and operate three zinc smelters – two in the state of Minas Gerais, Brazil (Três Marias and Juiz de Fora), and one in Lima, Peru (Cajamarquilla), which is the largest zinc smelter in the Americas.

Additional Information and Where to Find It

The tender offer described in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any Nexa securities. At the time the offer is commenced, Boliden will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission, and Nexa will file a solicitation/recommendation statement on Schedule 14D-9. Nexa shareholders are urged to read these documents carefully and in their entirety when they become available, as they will contain important information that shareholders should consider before making any decision with respect to the offer. These documents will be available free of charge at www.sec.gov.

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Cautionary Statement on Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, as well as forward-looking information within the meaning of applicable Canadian securities legislation, including National Instrument 51-102 (collectively, "forward-looking statements"). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “would,” “could”, “should”, “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts”, “targets”, outlook”, “guidance”, “potential”, “project”, and similar expressions are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied by such statements. These factors include, among others, volatility in zinc, copper, lead, silver and gold prices, by-product credits and treatment charges; exchange rate fluctuations, particularly in the Brazilian real and Peruvian sol against the U.S. dollar; availability and cost of critical inputs, including energy, transportation and labor; operational and health, safety and engineering risks inherent to underground and open-pit mining and zinc smelting, including process safety events, equipment failures and fires at smelting facilities; tailings storage facility integrity and management; community opposition, social license disruptions and blockades affecting access to our operations; labor disputes and relations with our workforce and with local communities; cybersecurity incidents and disruptions to information technology systems; execution risk on capital projects, and the risk that capital projects are not completed within expected timelines or budgets; political, regulatory, fiscal and institutional developments in Peru, Brazil and Luxembourg, and broader geopolitical developments, including trade restrictions, tariff changes and policy shifts affecting cross-border commerce, supply chains and capital markets; permitting, environmental regulation, and changes in mining legislation, taxation or government policies; physical climate risk, including the increasing severity and frequency of weather events, and transition risks associated with the global energy transition and decarbonization, including the risk of failing to meet announced sustainability and emissions targets; outbreaks of contagious or infectious diseases, pandemics, or other public health crises; the activities of competitors and global and regional economic conditions; and risks relating to ongoing or future regulatory matters or investigations involving the Company, its operations or customers, and any related impacts on our financial statements. The occurrence of one or more of these factors may materially impact our results of operations and the assumptions underlying our forward-looking statements.

Forward-looking statements in this document also include statements regarding the transaction described above, including its expected timing and completion, the resulting shareholding structure and the anticipated benefits of the combination. These statements are subject to risks and uncertainties, including that the transaction may not be completed on the expected terms or timeline, or at all; that the required corporate, regulatory and antitrust approvals and other conditions precedent may not be obtained or satisfied; that the transaction may give rise to unanticipated costs, liabilities or delays; and that the anticipated benefits of the combination may not be realized. There can be no assurance that the transaction will be completed as described or within the timeframe currently anticipated.

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Certain forward-looking statements are based on third-party data and market forecasts, which may not be accurate or current. Nexa does not guarantee such external data and assumes no obligation to update it except as required by law.

Material factors and assumptions on which our forward-looking statements are based include, among others: that demand for our products develops as expected; that customers and counterparties perform their contractual obligations; that operations are not disrupted by mechanical failures, supply constraints, labor disturbances, transportation or utility interruptions or adverse weather; that capital projects are executed within expected timelines and budgets; and that there are no material adverse variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, nor material differences between estimated mineral reserves and mineral resources and actual recovered amounts, beyond those reflected in any specific assumptions disclosed in the materials accompanying this document.

Forward-looking statements speak only as of the date on which they are made, and Nexa undertakes no obligation to update or revise any forward-looking statement, except as required by applicable law.

Further information regarding risks and uncertainties associated with these forward-looking statements, and the assumptions, parameters and methods used to estimate our mineral reserves and mineral resources under National Instruments 43-101, can be found in Nexa’s annual report on Form 20-F and in other public disclosures available on our website and filed with the SEC on EDGAR (www.sec.gov), with the Canadian Securities Administrators on SEDAR+ (www.sedarplus.ca).

For further information, please contact:

Investor Relations Team

ir@nexaresources.com

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